UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported):
April 26, 2011

FelCor Lodging Trust Incorporated

(Exact Name of Registrant as Specified in Charter)

Maryland		**75-2541756**
(State or other jurisdiction of incorporation)	**001-14236** (Commission File Number)	(I.R.S. Employer Identification Number)

545 E. John Carpenter Frwy. Suite 1300 **Dallas, TX** (Address of principal executive offices)	**75062** (Zip code)

(972) 444-4900
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 8.01.   Other Events.

On April 26, 2011, FelCor Lodging Trust Incorporated ("*FelCor*") and its subsidiary, FelCor Lodging Limited Partnership ("*FelCor LP*"), issued a press release announcing their intention to offer privately $500 million of senior secured notes, a copy of which press release is attached to this current report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

As previously disclosed, on April 1, 2011, FelCor sold 27.6 million shares of its common stock for aggregate net proceeds of approximately $159.0 million.

FelCor intends to use the net proceeds from the notes offering to fund the pending $140 million acquisition of Royalton and Morgans in midtown Manhattan and otherwise, together with the proceeds from the equity offering, for general corporate purposes (including, among other things, repaying existing indebtedness, which may include redemption of a portion our outstanding 10% Notes with proceeds from the equity offering, and future hotel acquisitions). Pending permanent application of the net proceeds from that offering, they may be invested in short-term, interest-bearing investments.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit Number	Exhibit
99.1	Press Release issued by the Company on April 26, 2011 announcing its intention to offer privately senior secured notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: April 26, 2011   FelCor Lodging Trust Incorporated

By: /s/ Jonathan H. Yellen
     _____
     Jonathan H. Yellen
     Executive Vice President, General Counsel, and Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit
99.1	Press Release issued by the Company on April 26, 2011 announcing its intention to offer privately senior secured notes.

Exhibit 99.1



545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE:FCH

For Immediate Release:

FELCOR ANNOUNCES Proposed Senior Notes Offering

IRVING, Texas…April 26, 2011 - FelCor Lodging Trust Incorporated (NYSE: FCH) and its subsidiary FelCor Lodging Limited Partnership ("FelCor LP"), today announced that FelCor LP's wholly-owned subsidiary intends to offer, subject to market conditions, $500 million of senior secured notes. The senior secured notes will be offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to persons outside the United States under Regulation S of the Securities Act. The pricing and terms are to be determined. The proceeds of the offering will be placed in escrow pending FelCor LP's acquisition of Royalton and Morgans, at which time the notes will be assumed by FelCor LP and the proceeds will be released from escrow. If the notes are not assumed by FelCor LP within 60 days following the closing, the issuer will redeem the notes at par, plus accrued and unpaid interest.

FelCor intends to use the net proceeds from the offering to fund the pending acquisition of Royalton and Morgans in midtown Manhattan and otherwise for general corporate purposes (including, among other things, repaying existing indebtedness and funding future hotel acquisitions). Pending application of the net proceeds, they may be invested in short-term, interest bearing investments.

The notes will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase these securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those currently anticipated. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially. We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations
(972) 444-4912   sschafer@felcor.com

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